Exhibit 99.1

Ctrip Enters into Exchange Agreements with Holders of Convertible Senior Notes

SHANGHAI, June 15, 2017 /PRNewswire/ — Ctrip.com International, Ltd. (Nasdaq: CTRP), a leading travel service provider of accommodation reservation, transportation ticketing, packaged tours and corporate travel management in China (“Ctrip” or the “Company”), today announced that the Company has entered into privately negotiated exchange agreements with a limited number of holders of the Company’s outstanding 1.25% Convertible Senior Notes due October 15, 2018 (the “2018 Notes”). Pursuant to the exchange agreements, the Company will exchange approximately US$327.2 million aggregate principal amount of the outstanding 2018 Notes for (i) approximately 8.3 million American depositary shares (the “ADSs”) of Ctrip, each representing as of the date of this press release 0.125 of one ordinary share of Ctrip, based on a conversion price of approximately US$39.19 per ADS computed pursuant to the indenture of the 2018 Notes, plus (ii) a cash amount inclusive of accrued and unpaid interest on the 2018 Notes up to, but not including, the closing date of the exchanges, which is expected to occur on June 21, 2017.

The issuance of the ADSs is expected to be made pursuant to the exemptions from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), provided by Section 4(a)(2) of the Securities Act, on the basis that these exchanges constituted the exchanges with existing holders exclusively in privately negotiated transactions.

Simultaneously with the issuance of this press release, the Company is also entering into a termination agreement with an affiliate of the initial purchaser of the 2018 Notes (the “Hedge Counterparty”), which is a party to the convertible note hedge and warrant transactions related to the 2018 Notes, in order to terminate a pro rata portion of such convertible note hedge transactions in respect of the 2018 Notes expected to be exchanged, as well as a corresponding portion of the warrant transactions. The Company expects to receive cash consideration from such termination and the consideration is expected to be higher than the cash amount paid to the relevant holders of the 2018 Notes.

These exchanges, the potential hedge activities by the relevant holders of the 2018 Notes and the Hedge Counterparty, and the Company’s issuance of the ADSs upon the consummation of these exchanges may result in the fluctuation of the market price of the ADSs in the coming trading days.

This press release does not constitute an offer to sell or a solicitation of an offer to purchase any securities, nor will there be a sale of the securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

This press release contains information about transactions involving the 2018 Notes and the ADSs, and there can be no assurance that such transactions will be completed.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to,” “confident” or other similar statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. All information provided in this press release and in the attachments is as of the date of the issuance, and Ctrip does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Ctrip.com International, Ltd.

Ctrip.com International, Ltd. is a leading travel service provider of accommodation reservation, transportation ticketing, packaged tours, and corporate travel management in China. It is the largest online consolidator of accommodations and transportation tickets in China in terms of transaction volume. Ctrip enables business and leisure travelers to make informed and cost-effective bookings by aggregating comprehensive travel related information and offering its services through an advanced transaction and service platform consisting of its mobile apps, Internet websites and centralized, toll-free, 24-hour customer service center. Ctrip also helps customers book vacation packages and guided tours. In addition, through its corporate travel management services, Ctrip helps corporate clients effectively manage their travel requirements. Since its inception in 1999, Ctrip has experienced substantial growth and become one of the best-known travel brands in China.

For further information, please contact:

Investor Relations

Ctrip.com International, Ltd.

Tel: (+86) 21 3406 4880 X 12300

Email: iremail@ctrip.com